SURETY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Surety Financial Services, Inc. is a registered broker dealer organized under the laws of the state of New York. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer in December of 1986.

The Company's business is institutional brokerage of marketable securities and investment consultant services for customers located throughout the United States. The Company operates from offices located in Wantagh, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer securities transactions are reported as revenue on a settlement date basis. There is no significant difference between settlement and trade date.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

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SURETY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable - Broker Dealers: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful.   The receivables at December 31, 2015 are considered wholly collectible and no allowance for doubtful accounts is provided.

NOTE 2 –LEASES

During 2015, the Company occupied office premises and made payments to a landlord under a lease held by Monitoring and Evaluation Services, Inc. ("Monitoring") a sister company. During 2015, 100% of the lease obligation of Monitoring was paid by the Company (see Note 5). The lease is on a month to month basis.

Rent expense for the year ended December 31, 2015 was approximately $12,000.

NOTE 3 - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $87,889 which was $82,889 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .11 to 1.0.

NOTE 4 – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5 – RELATED PARTIES

The Company shares office facilities with Monitoring and Evaluation Services, Inc., a sister company. During 2015, the Company paid 100% of the occupancy costs of the shared office facilities (see Note 2). In addition, employees of the Company provide some services to Monitoring and employees of Monitoring provide some services to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE 6 - CONTINGINCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.